Free Writing Prospectus
Registration Statement No. 333-162357
Filed pursuant to Rule 433
LINN ENERGY, LLC
The following information supplements the Preliminary Prospectus Supplement dated February 28, 2011

Issuer:	Linn Energy, LLC

Units Offered:	16,000,000 Units Representing Limited Liability Company Interests (plus 30-day over-allotment option for up to 2,400,000 additional units)

Offering Price to the Public:	$38.80 per unit

Gross Proceeds:	$620,800,000
Revised Offering Size:
“The Offering” on page S-7 of the preliminary prospectus supplement is revised as follows:

Units Offered by Linn Energy, LLC	16,000,000 units, or 18,400,000 units if the underwriters exercise in full their option to purchase an additional 2,400,000 units.

Units Outstanding after the Offering(1)	176,052,072 units, or 178,452,072 units if the underwriters exercise in full their option to purchase an additional 2,400,000 units.

(1)	Based on the number of units outstanding on January 31, 2011.
Revised Use of Proceeds:
“Use of Proceeds” on page S-15 of the preliminary prospectus supplement is revised as follows:
We expect that we will receive net proceeds from this offering of approximately $596 million, or $685 million if the underwriters exercise in full their option to purchase additional units, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $434 million of net proceeds from this offering to fund the Pending Acquisitions. We intend to use the remaining net proceeds from this offering to fund a portion of the consideration for our 2017 Notes and 2018 Notes purchased pursuant to the Tender Offers and pay related expenses. If all of the 2017 Notes and 2018 Notes then outstanding are tendered in the Tender Offers before the Consent Expiration, we expect the aggregate purchase price will be approximately $404 million. This offering is not contingent on the closing of either the Tender Offers or the Pending Acquisitions. To the extent the Pending Acquisitions or the Tender Offers are not consummated, or the applicable purchase prices are less than we currently estimate, we intend to use any remaining net proceeds from this offering for general corporate purposes.

Revised Capitalization:
The “Capitalization” on page S-16 of the preliminary prospectus supplement is revised as follows:
CAPITALIZATION
The following table sets forth our cash and cash equivalents and consolidated capitalization at December 31, 2010:
•	on an historical basis; and

•	on an as adjusted basis, giving effect to (i) completion of the Redemption and the related use of approximately $201 million of cash on hand, (ii) the sale of 16,000,000 units in this offering at an offering price of $38.80 per unit, assuming no exercise of the underwriters’ option to purchase additional units, (iii) the application of approximately $434 million of net proceeds from this offering to fund the Pending Acquisitions, (iv) the application of the remaining approximately $162 million of the net proceeds from this offering to purchase (at the Consent Expiration) a portion of our remaining 2017 Notes and 2018 Notes in the Tender Offers and pay related expenses, and (v) our use of cash on hand and approximately $207 million of borrowings under our revolving credit facility to purchase the remaining portion of the 2017 Notes and 2018 Notes in the Tender Offers.
The following table is unaudited and should be read together with “Use of Proceeds,” our historical financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2010.

	At December 31, 2010
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents(a)	$236,001	$—

Long-term debt:
Revolving credit facility	$—	$207,292
2017 notes, net	239,301	—
2018 notes, net	250,974	—
2020 notes, net	1,269,661	1,269,661
2021 notes, net	982,966	982,966

Total long-term debt, net	2,742,902	2,459,919
Total unitholders’ capital(b)	2,788,216	3,284,851

Total capitalization	$5,531,118	$5,744,770

(a)	As of January 31, 2011, we had cash and cash equivalents of approximately $229 million.

(b)	Reflects an aggregate reduction of unitholders’ capital of approximately $99 million as a result of the completion of the Redemption and Tender Offers as described above.
On October 6, 2009, we filed a registration statement on Form S-3ASR with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was effective upon filing. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying base prospectus if you request it by contacting Citi at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220; (tel: (800) 831-9146).